SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            THORNBURG MORTGAGE, INC.
                          -----------------------------
               (Exact name of registrant as specified in charter)




             Maryland                                         85-0404134
       -------------------                               -------------------
     (State of incorporation                               (IRS  employer
        or  organization)                                identification no.)

                119 E. Marcy Street, Santa Fe, New Mexico  87501
                ------------------------------------------------
               (Address of principal executive offices) (Zip code)


If this form relates to the registration        If this form relates to the registration
of a class of securities pursuant to            of a class of securities pursuant to
Section 12(b) of the Exchange Act and           Section 12(g) of the Exchange Act and is
is  effective  pursuant  to General             effective pursuant to General Instruction
Instruction A. (c), please check  the           A. (d), please check the following box.
following  box.  [X]                            [_]
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Securities  Act  registration  statement file number to which this form relates:
Not  Applicable

Securities  to  be  registered  pursuant  to  Section  12(b)  of  the  Act:

     Title of each class                          Name of each exchange on
     To be so registered                    which each class is to be registered
     -------------------                    ------------------------------------

Preferred Stock Purchase Rights                  New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None


     On January 25, 2001, the Board of Directors of Thornburg Mortgage, Inc., a Maryland corporation (the "Company"), adopted a Shareholder Rights Agreement (the "Rights Agreement"). This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

     Pursuant to the Rights Agreement, the Board of Directors declared a dividend distribution of one Preferred Stock Purchase Right (a "Right") for each outstanding share of common stock, par value $0.01 per share, of the Company (the "Common Stock") to shareholders of record as of the close of business on April 6, 2001 (the "Record Date"). In addition, one Right will automatically attach to each share of Common Stock issued between the Record Date and the Distribution Date (as defined herein). Each Right entitles the registered holder thereof to purchase from the Company a unit (a "Preferred Unit") consisting of one one-thousandth of a share of Series B Cumulative Preferred Stock, par value $0.01 per share (the "Preferred Stock"), at a cash exercise price of $50.00 per Preferred Unit (the "Exercise Price"), subject to adjustment.

     Initially, the Rights are not exercisable and are attached to and trade with the Common Stock outstanding as of, and all Common Stock issued after, the Record Date. The Rights will separate from the Common Stock, separate certificates will be distributed to holders of the Common Stock and the Rights will become exercisable upon the earlier of (i) the close of business on the 10th calendar day following the earlier of (a) the date of the first public announcement that a person or a group of affiliated or associated persons has acquired beneficial ownership of 9.8% or more of the outstanding Common Stock (an "Acquiring Person"), or (b) the date on which the Company first has notice or otherwise determines that a person has become an Acquiring Person (the earlier of (a) and (b), the "Stock Acquisition Date"), or (ii) the close of business on the 10th business day following the commencement of a tender offer or exchange offer that would result, upon its consummation, in a person or group becoming the beneficial owner of 9.8% or more of the outstanding Common Stock (the earlier of (i) and (ii), the "Distribution Date"). The Rights Agreement exempts from the definition of Acquiring Person any person who the Board of Directors determines acquired 9.8% or more of the Common Stock inadvertently, if that person promptly divests itself of enough Common Stock to reduce the number of shares beneficially owned by that person to below the 9.8% threshold. The Rights Agreement also exempts from the definition of Acquiring Person any person in connection with which the Board of Directors approved the transaction which otherwise would have resulted in that person becoming an Acquiring Person.

     Until the Distribution Date (or the earlier redemption, exchange or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with those Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will include a notation incorporating the Rights Agreement by reference, and
(iii) the surrender for transfer of any certificate for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by that certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on January 25, 2011, unless previously redeemed or exchanged by the Company as described below.

     As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only Common Stock issued prior to the Distribution Date will be issued with Rights.

     If a Stock Acquisition Date occurs, provision will be made so that each holder of a Right (other than an Acquiring Person or associates or affiliates thereof, whose Rights will become null and void) thereafter has the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right (that right being referred to as the "Subscription Right"). If, at any time following the Distribution Date:
(i) the Company consolidates with, or merges with and into, any Acquiring Person or any associate or affiliate thereof, and the Company is not the continuing or surviving corporation, (ii) any Acquiring Person or any associate or affiliate thereof consolidates with the Company, or merges with and into the Company and the Company is the continuing or surviving corporation of that merger and, in


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
connection with that merger, all or part of the Common Stock is changed into or exchanged for stock or other securities of any other person or cash or any other property, or (iii) 50% or more of the Company's assets or earning power is sold, mortgaged or otherwise transferred, each holder of a Right will thereafter have the right to receive, upon exercise, capital stock of the acquiring company having a market value equal to two times the exercise price of the Right (that right being referred to as the "Merger Right"). Each holder of a Right will continue to have the Merger Right whether or not that holder has exercised the Subscription Right, but Rights that are or were beneficially owned by an Acquiring Person may (under certain circumstances specified in the Rights Agreement) become null and void.

     At any time after a Stock Acquisition Date occurs, the Board of Directors may, at its option, exchange Common Stock or Preferred Units for all or any part of the then outstanding and exercisable Rights (which excludes Rights held by an Acquiring Person) at an initial exchange ratio of one share of Common Stock or one Preferred Unit per Right. However, the Board of Directors generally will not be empowered to effect any such exchange at any time after any person becomes the beneficial owner of 50% or more of the Common Stock.

     The Exercise Price payable, and the number of Preferred Units or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a share dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to in (i) and (ii)).

     With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments amount to at least 1% of the Exercise Price. The Company is not obligated to issue fractional Preferred Units. If the Company elects not to issue fractional Preferred Units, in lieu thereof an adjustment in cash will be made based on the fair market value of the Preferred Stock on the last trading date prior to the date of exercise.

     The Rights may be redeemed in whole, but not in part, at a price of $0.01 per Right (payable in cash, Common Stock or other consideration considered appropriate by the Board of Directors) by the Board of Directors only until the earlier of the close of business on (i) the calendar day after the Stock Acquisition Date, or (ii) the expiration date of the Rights Agreement. Immediately upon any action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.

     The Rights Agreement may be amended by the Board of Directors in its sole discretion until the earlier of the Distribution Date and the date on which the rights become nonredeemable, as described above. After the earlier of those two dates, the Board of Directors may, subject to certain limitations set forth in the Rights Agreement, amend the Rights Agreement only to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period, or to make changes that do not adversely affect the interests of Rights holders (excluding the interests of an Acquiring Person or associates or affiliates thereof).

     Until a Right is exercised, the holder will have no rights as a shareholder of the Company (beyond those as an existing shareholder), including the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income if the Rights become exercisable for Preferred Units, other securities of the Company or other consideration, or for common stock of an acquiring company.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a transaction not approved by the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors, since the Rights Agreement may be amended prior to the Distribution


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Date,  as described above, and the Rights may be redeemed until the calendar day after  a  Stock  Acquisition  Date,  as  described  above.

Item  2.      Exhibits

Exhibit 1 Shareholder Rights Agreement between Thornburg Mortgage, Inc. and Mellon Investor Services LLC, dated as of January 25, 2001

Exhibit 2 Form of Articles Supplementary of Rights and Preferences of a Class of Preferred Stock of Thornburg Mortgage, Inc. (filed as Exhibit A to the Rights Agreement)

Exhibit 3     Form  of  Right  Certificate  (filed  as  Exhibit B to the Rights
              Agreement)

Exhibit 4 Summary of Rights to Purchase Preferred Stock (filed as Exhibit C to the Rights Agreement)


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
                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             THORNBURG  MORTGAGE,  INC.


Date:  March 19, 2001                        By:  /s/  Larry  A.  Goldstone
                                                --------------------------------
                                                  Larry  A.  Goldstone,
                                                  President




                                  EXHIBIT INDEX

Exhibit 1 Shareholder Rights Agreement between Thornburg Mortgage, Inc. and Mellon Investor Services LLC, dated as of January 25, 2001

Exhibit 2 Form of Articles Supplementary of Rights and Preferences of a Class of Preferred Stock of Thornburg Mortgage, Inc. (filed as Exhibit A to the Rights Agreement)

Exhibit 3     Form  of  Right  Certificate  (filed  as  Exhibit B to the Rights
              Agreement)

Exhibit 4 Summary of Rights to Purchase Preferred Stock (filed as Exhibit C to the Rights Agreement)


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